Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Ave, 19th Floor New York, NY 10022 Tel: 212 257 5070

April 15, 2016

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.

Form 10-K for the fiscal year ended December 31, 2014, filed March 16, 2015 (“2014 10-K”)

File No. 1-35845

Dear Ms. Monick,

This letter is submitted by Five Oaks Investment Corp. (the “Company” or “we”) in response to its discussion on March 30, 2016 with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) and supplements our response letter dated March 25, 2016 to a comment letter of the Staff dated March 10, 2016 regarding the Company’s 2014 10-K. During the discussion, we advised the Staff that we would provide additional information to that provided in our March 25th letter to certain Staff comments set out in their March 10th letter.

• Tell us the disclosure controls in place as of December 31, 2014 to ensure that you include the number of years of financial statements required by SEC rules and which control(s) failed as of December 31, 2014.

As of December 31, 2014, a third-party accounting services provider, Stone Coast Fund Services (“SCFS”), provided, among other items, trade-entry portfolio accounting; general ledger and expense accounting; and preparation of draft financial statements and footnotes in accordance with U.S. GAAP. The Company as of December 31, 2014 had in place controls for:

i)	the review of draft financial statements and footnotes prepared by SCFS for accuracy and completeness relative to U.S. GAAP via the use of a GAAP disclosure checklist (the “GAAP Control”);

ii)	the preparation of the necessary Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) section of each filing relative to an MD&A disclosure checklist; and

iii)	the preparation of an integrated filing document in conformity with SEC disclosure requirements for a public company, via the use of an SEC disclosure checklist process (the “SEC Disclosure Control”).

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In the preparation of the 2014 10-K, as a result of an administrative oversight, the SEC Disclosure Control did not operate effectively to identify that the “roll-forward” of the Company’s 2013 Form 10-K disclosure (which included financial statements for each of the two years since the Company’s formation in 2012) into the 2014 10-K did not adequately capture the required third year of financial statements (for the period from May 16, 2012, commencement of operations, to December 31, 2012).

The specific control that failed was a sufficient level of review of an SEC disclosure checklist to identify the appropriate financial statement periods to be disclosed in the 2014 10-K. As a result and as noted in our March 25th letter, the Company’s principal executive officer and principal financial officer concluded that based on this deficiency, the operation of its disclosure controls and procedures (“DCPs”) were not effective at December 31, 2014.

Please see our March 25th letter for the steps the Company has taken to remediate this failure.

• Explain in detail how the control that failed is related only to disclosure controls and procedures and is not a control that overlaps with internal control over financial reporting (ICFR). For example, if the control that failed was the review of a disclosure checklist, please tell us whether this control also covers the U.S. GAAP disclosures and if so, why the failure of this control does not represent a control failure under ICFR.

The Company notes that Section II.D. of the Commission’s Release No. 33-8238 (the “ICFR Release”) discusses the differences between internal control over financial reporting (“ICFR”) and DCPs. The ICFR Release states that: “While there is substantial overlap between a company's disclosure controls and procedures and its internal control over financial reporting, there are …elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting…” Thus, DCPs may be ineffective for reasons unrelated to ICFR.

As addressed above, the control that failed was the adequate review of an SEC disclosure checklist, which included the financial statement periods to be covered by the 2014 10-K. The control that failed did not cover U.S. GAAP disclosures which were covered by our GAAP Control. DCPs are “… designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.” In this case, a deficiency in the operation of the Company’s DCPs occurred because specified financial statements that were required by SEC rules to be disclosed by the Company in its 2014 10-K were not so disclosed. The financial statements at issue, however, had been previously prepared in conformity with U.S. GAAP and disclosed publicly in connection with the Company’s initial public offering and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. As a result of an administrative oversight, however, the Company neglected to include such financial statements in the 2014 10-K.

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ICFR is a process intended “to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” The control failure in this case had no impact on either the reliability or the integrity of the Company’s financial statements included in the 2014 10-K. Furthermore, a company must conclude that its ICFR is ineffective if there is a material weakness in such ICFR. The SEC has defined a “material weakness” in ICFR to be "a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim statements will not be prevented or detected on a timely basis." (See Release No. 33-8809; and Exchange Act Rule 12b-2). In addition, the Commission has stated that management’s evaluation of ICFR begins with the identification and assessment of risks to “materially accurate financial statements”. See Release No. 33-8810; 34-55929 at pg 12.

ICFR as defined by the Commission includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. These policies and procedures include, but are not limited to, three-way transaction reconciliation among the Company, the Company’s custodian and SCFS to ensure the accurate and timely recording, maintaining and safeguarding of the Company’s transactions, including assets, receipts and expenditures, uses and dispositions.

The failure of the SEC Disclosure Control did not implicate any of such policies and procedures; nor did it result in a misstatement of the underlying financial statements included in the 2014 10-K; nor does the DCP failure constitute a risk of inaccurate financial statements going forward. Accordingly, the Company’s management has concluded that the DCP failure did not represent a control failure under ICFR at December 31, 2014.

• Tell us what controls, if any, you have added since December 31, 2014 to remediate the control failure and how you determined that none of these controls materially affected or were reasonably likely to materially affect your internal control over financial reporting.

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Please see the Company’s response letter of March 25, 2016 for a presentation on its remediation. Supplementally, and for the reasons noted above, the Company’s management and Audit Committee have determined that the added disclosure review control does not materially affect and is not reasonably likely to materially affect the Company’s ICFR.

• Additionally, with respect to your interim periodic reports filed during 2015, please tell us what consideration you have given to revising the conclusions indicating your disclosure controls and procedures were effective as of March 31, 2015, June 30, 2015 and September 30, 2015. To the extent that you do not expect to revise these conclusions, please tell us how you made that determination. Your response should include, but not be limited to, a discussion of any additional controls that were in place as of these interim dates that were not in place as of December 31, 2014.

Please see the Company’s response letter of March 25, 2016 as to the Company’s revised conclusions regarding its DCPs as of March 31, 2015, June 30, 2015 and September 30, 2015.

Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 257-5073 with any questions.

Sincerely,

/s/ David Oston

David Oston

Chief Financial Officer

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